April 23, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Irene Paik

Ms. Mary Beth Breslin

Mr. Jacob Luxenburg,

Mr. Kevin Vaughn

Re: Zander Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-220790

Dear Ms. Paik, Ms. Breslin, Mr.Luxenburg and Mr. Vaughn,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 20, 2018 (the “Comment Letter”) relating to the Financial Statements and related matters included in that Registration Statement on Form S-1/A  of Zander Therapeutics, Inc. (The "Company").

1. We note your revised disclosure in response to our prior comment one that shareholders of ENTB will receive 1 common share of Zander Therapeutics, Inc. for each 17 common and/or preferred shares of ENTB held as of the record date. However, on page 18, you state that this ratio assumes ENTB issues no additional common or preferred shares after April 12, 2018, which cannot be assured. Please further revise your disclosure on the cover page and in the prospectus summary to qualify your statement with this assumption.

The statements on the cover page and summary have been so qualified in Amendment No. 4.

2. We note your revised disclosure on page 15 that management of the Company and ENTB collectively will own 1,305,503 common shares of the Company and that your chief executive officer, David Koos, will own 1,382,574 common shares of the Company after the distribution. Based on your disclosure on page 17, it also appears that David Koos may own 1,382,472 common shares of the Company after the distribution, with such amount including the shares to be distributed to Matrix Scientific Group, Inc. and Regen Biopharma, Inc. Please revise your disclosure to reconcile the share ownership of David Koos as well as the management of the Company and ENTB collectively.

The abovementioned error has been corrected in Amendment No 4.

3. Please amend your filing to include exhibit 23 containing an updated consent of your independent registered public accounting firm. Refer to Item 601(b)(23)(i) of Regulation S-K.

An updated consent of the Company’s independent registered public accounting firm is being filed as an exhibit with Amendment No. 44

The Company believes it has now addressed all concerns that the Commission may have regarding the Financial Statements and other matters included in the Comment Letter. Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/David R. Koos

David R. Koos,

Chairman & CEO